UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-303

The Kroger Co. Savings Plan for Bargaining Unit Associates

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

THE KROGER CO. SAVINGS PLAN

FOR BARGAINING UNIT ASSOCIATES

Financial Statements

And

Supplemental Schedule

December 31, 2008 and 2007

With

Report of Independent Registered

Public Accounting Firm

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrative Committee of

The Kroger Co. Savings Plan for Bargaining Unit Associates:

We have audited the accompanying statements of net assets available for benefits — modified cash basis of The Kroger Co. Savings Plan for Bargaining Unit Associates as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits — modified cash basis for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 25, 2009

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Statements of Net Assets Available for Benefits - Modified Cash Basis

December 31, 2008 and 2007

	2008	2007

Cash	$12,095	$59,073
Investments, at fair value :
Common stocks	5,666,296	4,988,258
Mutual funds	20,697,309	35,725,432
Interest in master trust	25,667,271	26,168,634
Collective trusts	12,993,747	26,194,173
Participant loans	3,473,911	2,649,751
Retirement date funds	10,231,047	3,858,140

Total investments	78,729,581	99,584,388

Liabilities:
Administrative fees payable	0	46,202

Net assets available for benefits at fair value	78,741,676	99,597,259

Adjustment from fair value to contract value for interest in master trust relating to investment contracts	1,330,613	(330,226)

Net assets available for benefits	$80,072,289	$99,267,033

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis

Years Ended December 31, 2008 and 2007

	2008	2007
Additions:
Interest and dividends	$535,739	$2,467,147
Investment income - Participation in a master trust	1,275,371	1,230,985
Net appreciation (depreciation) in fair value of investments	(27,132,458)	5,032,247
Participant contributions	13,862,850	13,103,466

Net additions	(11,458,498)	21,833,845

Deductions:
Benefits paid to participants	7,584,693	6,795,709
Administrative expenses	151,553	145,099

Total deductions	7,736,246	6,940,808

Net increase (decrease)	(19,194,744)	14,893,037

Net assets available for benefits:
Beginning of year	99,267,033	84,373,996

End of Year	$80,072,289	$99,267,033

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

Notes to Financial Statements

1.              Description of Plan:

The following description of The Kroger Co. Savings Plan for Bargaining Unit Associates (Plan) provides only general information.  Participants should refer to the plan document for a more complete description of Plan provisions.

General

The Plan is sponsored by The Kroger Co., an Ohio corporation, and its wholly-owned subsidiaries (collectively the Company).  The Plan is a defined contribution plan covering certain employees of the Company who have attained age 21, are covered by a collective bargaining agreement, have been employed 30 days, and have completed 72 hours of service.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Subject to certain limits, participants may contribute up to 75% of annual compensation to the Plan.  Participants are also permitted to deposit into the Plan distributions from other qualified plans.  It is at the discretion of participants to modify and direct investments.  Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50.  No Company contributions are made to the Plan.

Participant Accounts

Each participant account is credited with the participant contribution, and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All accounts of a participant are fully vested at all times.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors.  At termination, those participants with a balance of less than or equal to $1,000 will receive a single lump sum distribution.  Absent specific elections by the participant, those with balances greater than $1,000 and less than or equal to $5,000 shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator.  Those with balances greater than $5,000 may elect to leave their funds in the Plan or choose other options.  Participants are entitled to benefits beginning at normal retirement age (generally age 65).  Benefits are recorded when paid.  Unclaimed benefits are forfeited and are applied to pay Plan expenses.  Forfeited unclaimed benefits are restored if a participant later establishes a valid benefit claim.

Participant Loans

The Plan permits participants to borrow from their vested account.  The maximum amount that may be borrowed is the lesser of $50,000 or 50% of the vested balance of the account.  Loan terms range from 1-4 years or up to 6 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest commensurate with local prevailing rates at the time the loan is made.  Principal and interest are paid through periodic payroll deductions.

2.              Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the modified cash basis of accounting, which is the equivalent of the accrual basis except that certain income receivable, contributions receivable, and other accruals are not recorded.  This is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America and is permitted under ERISA.

Master Trust

Certain investments of the Plan, along with some investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated July 1, 2004 (the Master Trust), between Merrill Lynch Trust Company, the trustee, and the Company.

Investment valuation and income recognition

Investments in common stocks, mutual funds, collective trusts, and investment contracts are valued at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis.  Gains or losses on sales of securities are based on average cost.  Interest income and dividend income are recorded on the date received by the Plan.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP94-4-1, Reporting of Fully Benefit —Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan.  The Plan invests in investment contracts through The Kroger Defined Contribution Plan Master Trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the master trust from fair value to contract value relating to investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates

The presentation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan including the trustee and management fees.  Any expenses that are unable to be allocated to participants are paid by the Company.

3.              Investments:

The Plan provides for participant directed investment into common stock of The Kroger Co., mutual funds, collective trusts, stable value funds, and certain retirement date funds.  Investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007 are as follows:

	2008	2007

The Kroger Co. Common Stock	$5,666,296		$4,988,258
Merrill Lynch Equity Index Trust XIII	$6,485,830		$9,983,047
Interest in Master Trust*	$26,997,884		$26,168,634
Merrill Lynch International Index CT TR 5	$0		$4,990,454
Blackrock Fundamental Growth I	$0		$20,373,139
Blackrock Basic Value Fund I	$0		$5,258,732
Large Cap Equity Index	$14,803,096		$0
Retirement Date Funds	$10,231,047	$	**

(*at fair value)

(**value is less than 5%)

During the years ended December 31, 2008 and 2007, Plan investments (including investments bought, sold and held during the year) depreciated by $(27,132,458) in 2008 and appreciated by $5,032,247 in 2007, respectively, as follows:

	2008	2007

The Kroger Co. Common Stock	$(17,953)	$558,962
Collective trusts	(8,273,474)	1,369,540
Mutual funds	(14,178,828)	3,055,021
Retirement Date funds	(4,662,203)	48,724

	$(27,132,458)	$5,032,247

4.              Investment Contracts:

The Master Trust holds fourteen synthetic investment contracts which are managed by investment fund managers.  The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero.  All plans have an undivided interest in each investment contract.  The investment contracts are fully benefit responsive.  A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan.  Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The following information relates to the Plan’s interest in investment contracts:

	2008	2007
Contract value	$26,997,884	$25,838,408
Fair value	$25,667,271	$26,168,634
Crediting interest rate range	.2% to 6.4%	4.3% to 13.6%
Current crediting rate	4.16%	5.32%
Average Yield	4.27%	5.12%

The crediting interest rate range for the investment contracts is based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment.  Certain of the crediting rates are adjusted quarterly.  The minimum crediting interest rate for these investments is zero.

In 2008 and 2007, the fair value of fixed income investments is calculated using the actual market values of the underlying securities, based on pricing from a third party.

The following is financial information with respect to the Master Trust:

December 31, 2008 and 2007 investment holdings (at fair value):

	2008	2007

Cash and equivalents	$146,262,338	$120,567,062
Fixed maturity synthetic guaranteed investment contracts	194,489,360	234,094,822
Constant duration synthetic guaranteed investment contracts	653,412,948	660,607,490

	$994,164,646	$1,015,269,374

Net investment income of the Master Trust for the years ended December 31, 2008 and December 31, 2007 was $51,444,202 and $50,280,541 respectively. Certain amounts in 2007 have been reclassified to conform with the 2008 presentation.

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

As of December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was 2.58% and 2.58%, respectively.

5.              Fair Value Measurements:

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”). For financial statement elements currently required to be measured at fair value, SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

SFAS 157 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•                  Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•                  Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•                  Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2008.

•                  Cash: The carrying value approximates fair value.

•                  Common Stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•                  Mutual Funds: The fair values of these securities are primarily based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•                  Interest in Master Trust: The investments underlying the interest in the Master Trust include cash and cash equivalents, fixed maturity guaranteed investment contracts (GIC’s) and constant duration GIC’s.  The fair value of the investments in the Master Trust is determined by fund managers based on the fair value of the underlying securities within the fund, which is typically the closing price or last bid price reported on the active market on which the individual securities are traded.

•                  Collective Trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV) provided by the manager of each fund.  The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding.  The NAV’s unit price is quoted on a private market that is not active.  However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded.

•                  Participant Loans: Participant loans are valued at their outstanding amortized balances, which approximate fair value.

•                  Retirement Date Funds: Retirement date funds are made up of investments in mutual funds and fixed income investments, and are valued in a manner consistent with that described above for Mutual Funds and the Interest in Master Trust.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Assets at Fair Value as of December 31, 2008 Using:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Common Stocks	$5,666,296	$5,666,296
Mutual Funds	20,697,309	20,697,309
Interest in Master Trust	25,667,271
Cash and cash equivalents		3,782,459
Fixed maturity GICs			$5,025,647
Constant duration GICs			16,859,165
Collective trusts	12,993,747		12,993,747
Participant Loans	3,473,911			$3,473,911
Retirement Date Funds	10,231,047		10,231,047

Total investments	$78,729,581	$30,146,064	$45,109,606	$3,473,911

The GICS shown above include wrap contracts, the fair value of which is immaterial.

For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008, a reconciliation of the beginning and ending balances is as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)

Participant Loans
Beginning balance, January 1, 2008	$2,649,751
Issuances, maturities and settlements, net	824,160

Ending balance, December 31, 2008	$3,473,911

6.              Income Tax Status:

The Plan obtained its latest determination letter on December 3, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving this letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, including changes related to recent tax law changes included in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.              Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

8.              Related-party and Party-in-interest Transactions:

The Plan held, at fair value, $5,666,296 and $4,988,258 of The Kroger Co. common shares at December 31, 2008 and 2007, respectively.

The Plan purchased 228,927 and 69,377 shares of The Kroger Co. common shares at a cost of $6,082,290 and $1,916,087 in 2008 and 2007, respectively.

The Plan sold 200,504 and 42,265 shares of The Kroger Co. common shares for $5,369,453 and $1,231,920 with a realized gain of $203,141 in 2008 and a realized gain of $190,969 in 2007.

Merrill Lynch Trust Company, FSB and Merrill Lynch provide recordkeeping and investment management services to the Plan.  Therefore, transactions with Merrill Lynch Trust Company, FSB and Merrill Lynch qualify as party-in-interest transactions.

9.              Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2008	2007
Net assets available for plan benefits per the financial statements	$80,072,289	$99,267,033

Adjustment from contract value to fair value for investment in Master Trust	(1,330,613)	330,226

Net assets available for plan benefits per the Form 5500	$78,741,676	$99,597,259

Net investment gain (loss) from master trust investment accounts on the Form 5500 will also reflect these adjustments.

 THE KROGER CO. SAVINGS PLAN FOR BARGAINING UNIT ASSOCIATES

EIN: 31-0345740      Plan Number:  005

Schedule of Assets (Held at End of Year)

December 31, 2008

			(e)
	(b),(c)	(d)	Current
(a)	Investment description	Cost	value

	Interest in Master Trust	**	$25,667,271

*	The Kroger Co. common stock	**	5,666,296

	Collective trusts:
*	Merrill Lynch Mid Cap S&P 400 Index Trust	**	1,265,959
*	Merrill Lynch Equity Index Trust XIII	**	6,485,830
*	Merrill Lynch Small Cap Index CT Tier VII	**	2,353,939
*	Merrill Lynch International Index CT	**	2,888,019
			12,993,747

	Mutual funds:
	Large Cap Equity	**	14,803,096
	Dodge & Cox International St	**	990,607
	Aberdeen Emerging Markets Fund	**	1,917,296
	AXA Rosenberg US Small	**	698,494
*	Blackrock Global Allocation Fund	**	2,137,815
*	Temporary Investment Fund	**	150,001
			20,697,309

*	Participant loans, 5.5% to 11.0%, 1-6 year maturities	—	3,473,911

	Other:
*	Retirement Date Funds	**	10,231,047

			$78,729,581

*        Indicates party-in-interest to the Plan.

**      Cost of assets is not required to be disclosed as investment is participant directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2009
THE KROGER CO. SAVINGS PLAN FOR
BARGAINING UNIT ASSOCIATES

	By:	/s/ Paul Heldman
Paul Heldman
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm